Explanation of Responses

(1)
On August 20, 2014, Insight Venture Partners VII, L.P., Insight Venture Partners (Cayman) VII, L.P., Insight Venture Partners VII (Co-Investors), L.P. and Insight Venture Partners (Delaware) VII, L.P. (collectively, the “Insight VII Funds”) distributed an aggregate 750,000 shares of common stock of the issuer pro rata to their partners in accordance with their respective ownership interests as determined in accordance with the applicable limited partnership agreement of such entities (the “Distribution”).  In connection with the Distribution, Jeffrey Lieberman acquired direct ownership of  1,434 shares of common stock of the issuer.

Mr. Lieberman did not furnish any consideration in exchange for the shares of common stock received in connection with the Distribution.  The business address for the above reporting person is: 680 Fifth Avenue, 8th Floor, New York, N.Y. 10019.